SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras participates in discovery in ultra-deep Gulf of Mexico waters

(Rio de Janeiro, May 26, 2008) – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces the discovery of hydrocarbons in ultra-deep waters in the Central Gulf of Mexico, in the United States, via its Petrobras America Inc. subsidiary, based in Houston, Texas.

The Stones # 3 well was drilled to perform the exploratory assessment of the Stones discovery, which is operated by Shell and located in Block WR 508, in ultra-deep Walker Ridge Quadrant waters. Petrobras America Inc. holds a 25% stake there. The remaining partners are Shell, Marathon, and ENI, with 35%, 25%, and 15%, respectively.

The Stones # 3 well is located at a depth of 2,286 meters from the water line and reached a total depth of 8,960 meters, finding oil in multiple sandy Lower Tertiary reservoirs. Future drilling and assessment activities are being planned to define this discovery’s size and commercial viability.

This result confirms the potential of significant oil reserves in this type of reservoir in the Gulf of Mexico, where Petrobras operates the Cascade and Chinook fields which at the present are in the production development and facility construction phase. Petrobras will be the pioneer company, both in ultra-deep waters in Lower Tertiary reservoirs and in using an FPSO (Floating Production, Storage and Offloading) type platform in the region, the production of which is slated to go online in June 2010. In this same quadrant, Petrobras also holds 25% stakes in the Saint Malo field. This field is operated by Chevron and is in the assessment and extension exploratory drilling phase. Also, studies are being done to select the production development project for Saint Malo.

Holding stakes in these discoveries confers Petrobras a differentiated position in the Walker Ridge Quadrant and its neighboring areas. Furthermore, these discoveries are aligned with the company’s Strategic Plan and are important steps in the consolidation of a quality Exploration and Production project portfolio in deep waters in the Gulf of Mexico.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.